UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

On December 21, 2015, EZchip Semiconductor Ltd. (the “Company”) issued a press release titled “EZchip Files Updated Proxy Material and Mails Letter to Shareholders”.  A copy of the press release is annexed hereto as Exhibit 99.1.

In addition, annexed hereto are copies of the following materials being furnished by the Company in connection with its Extraordinary General Meeting of Shareholders (the “Meeting”) that will be held at the Company’s principal executive offices, located at 1 Hatamar Street, Yokneam 2069206, Israel, on Tuesday, January 19, 2016, at 8:00 p.m. (Israel time):

Exhibit 99.2
Letter to Shareholders, Notice of Extraordinary General Meeting of Shareholders (originally published on November 19, 2015) and Proxy Statement (as supplemented), dated December 21, 2015, being mailed to the shareholders of the Company in connection with the Meeting.

Exhibit 99.3	Proxy Card being mailed to shareholders of the Company for use in connection with the Meeting.
The information in this explanatory note shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: December 21, 2015

Exhibit Index

Exhibit 99.1	Press release of the Company, dated December 21, 2015, titled “EZchip Files Updated Proxy Material and Mails Letter to Shareholders”.
Exhibit 99.2
Letter to Shareholders, Notice of Extraordinary General Meeting of Shareholders (originally published on November 19, 2015) and Proxy Statement (as supplemented), dated December 21, 2015, being mailed to the shareholders of the Company in connection with the Meeting.

Exhibit 99.3	Proxy Card being mailed to shareholders of the Company for use in connection with the Meeting.